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FEB 29 2008

Washington, DC
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08027651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Long (617) 663-4343 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey H. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA MARIE VITALE BROWN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Sep 21, 2012

Signature

Chief Financial Officer
Title

Sandra Marie Vitale Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Annual Statement of Financial Condition

John Hancock Funds, LLC

Year ended December 31, 2007

John Hancock Funds, LLC

Audited Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2008

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2007
(In thousands)

Assets	
Cash and cash equivalents	$ 42,982
Commissions and distribution fees receivable *(Note 3)*	1,832
Due from affiliated companies *(Note 3)*	895
Prepaid expenses	736
Deferred selling commissions *(Notes 2 and 4)*	30,842
Intangible asset, net *(Notes 2 and 7)*	15,654
Investments *(Note 2)*	12
Office equipment, net *(Notes 2 and 5)*	1,559
Other assets	1,112
Total assets	**$ 95,624**
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 4,577
Commissions and distribution expenses payable *(Note 3)*	5,910
Accrued compensation	5,415
Due to affiliated companies *(Note 3)*	11,343
Deferred income taxes, net *(Notes 2 and 6)*	11,334
Accrued pension cost *(Note 9)*	9,392
Total liabilities	**47,971**
Member's equity:	
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	1
Additional paid-in capital	173,633
Accumulated other comprehensive income:	
Foreign currency translation adjustments *(Note 2)*	(2)
Accumulated deficit	(125,979)
Total member's equity	**47,653**
Total liabilities and member's equity	**$ 95,624**

See accompanying notes.

John Hancock Funds, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Corporate Organization

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC. (Advisers). Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

2. Summary of Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B and C shares, which also carry a contingent deferred sales charge (CDSC). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. C-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year. The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. During the year ended December 31, 2007 the Company had a change in accounting estimate related to its calculation of additional amortization related to its estimated calculation of the remaining unamortized deferred selling commissions applicable to Class B shares redeemed (see Note 4).

Intangible Asset

Intangible asset represents the Company's distribution network. Distribution networks represent the Company's network of sales agents and producers responsible for procuring business. As a result of the acquisition of John Hancock by Manulife Financial Corporation (Manulife) in 2004, $16.9 million was initially recognized as the estimated fair value of the distribution networks. Management has determined that this intangible asset has a definite life estimated to be 28 years. Accordingly, this intangible asset is amortized over that period in an amount that reflects the pattern of economic benefit to be derived from the use of the distribution network.

Management periodically evaluates the remaining useful lives and carrying value of the intangible asset to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Should there be an indication of a change in the useful life or impairment in value, management compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. There was no indication of impairment for the current year.

Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

2. Summary of Significant Accounting Policies (continued)

Office Equipment

Office equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

Foreign Currency Translation

For expenses paid for which functional currency is the local foreign currency, statement of financial condition accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average rates for the year. Translation gains and losses are included as a separate component of member's equity. The Company recorded ($2,000) in foreign currency translation losses during 2007. This amount was recorded as a separate component of accumulated other comprehensive income on the statement of financial condition.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The income tax benefit is the estimated amount that will be received by the Company from Subsidiaries based upon its tax-sharing agreement.

Recent Accounting Pronouncements

On September 15, 2007, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. SFAS 157 will be effective for the Company beginning January 1, 2008. The Company is still evaluating the impact SFAS 157 will have on its financial position, or results of operations and disclosures.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued "Financial Interpretation No. 48 – Accounting for Uncertainty in Income Taxes." ("FIN 48"). FIN 48 prescribes a recognition and measurement model for the impact of tax positions taken, or expected to be taken, in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires evaluation of whether a tax position taken, or expected to be taken, in a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption. FIN 48 is effective for the Company beginning January 1, 2007. Adoption of FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc. (Signator), an indirect wholly-owned subsidiary of John Hancock.

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund.

Commissions and distribution fees receivable at December 31, 2007 includes $1,497,000 of Rule 12b-1 service fee revenue due from the Funds.

3. Related-Party Matters (continued)

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. Commissions and distribution fees payable at December 31, 2007 includes $516,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2007 includes certain expenses paid by the Company on behalf of The Patriot Group, Inc. (Patriot), MFC Global Investment Management (U.S.) LLC (MFC Global), Transamerica Fund Distributors, Inc. (TFD) and the Funds. Patriot, MFC Global, and TFD are indirectly, wholly-owned subsidiaries of John Hancock. The remainder of the balances in 2007 represents amounts due from John Hancock for commissions on life insurance products.

Due to affiliated companies at December 31, 2007 represents certain expenses paid on behalf of the Company by John Hancock, Advisers, Signator, John Hancock Signature Services, Inc. (Signature Services), John Hancock Advisers International Limited (International Ireland) and Manulife on behalf of the Company. International Ireland and Signature Services are indirect, wholly-owned subsidiaries of John Hancock. John Hancock Life Insurance Company (USA) (John Hancock USA) is an indirect, wholly-owned subsidiary of Manulife.

Other Related-Party Matters

The Company received approximately $25,890,000 in Federal tax refunds from Subsidiaries and Advisers in 2007. The Company did not pay any state taxes to Subsidiaries and Advisers in 2007.

The Company pays rent to John Hancock USA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by John Hancock.

Manulife and John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

As more fully described in Note 9 the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by the Berkeley Group.

3. Related-Party Matters (continued)

Other Related-Party Matters (continued)

Certain directors and officers of the Company are officers, directors and/or trustees of Advisers, Signator, Signature Services, MFC Global, NM Capital Management, Inc., the Berkeley Group, the Funds and/or officers of John Hancock and Manulife.

4. Deferred Selling Commissions

The deferred selling commissions as of December 31 is as follows:

	2007
	(In thousands)
Balance at January 1	$ 33,015
Additions	19,299
Amortization	(21,472)
Balance at December 31	$ 30,842

Included in deferred selling commissions as of December 31, 2007 are deferred C-share selling commissions of $5,387,000. C-share commission additions were $9,877,000 and the related amortization was $8,791,000.

During the year ended December 31, 2007, the Company changed the amount of CDSC payments received upon redemption of Fund B shares that is credited to income from 45% to 50% and the amount that is charged against deferred selling commissions from 55% to 50%. This change in estimate resulted in increased income of $175,000, net of income taxes of $97,000 during the year ended December 31, 2007.

5. Office Equipment

Office equipment is comprised of the following as of December 31:

	2007
	(In thousands)
Office equipment and computer software	$ 7,719
Less accumulated depreciation and amortization	(6,160)
	$1,559

6. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets is as follows as of December 31:

	2007
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	**$ 9,463**
Acquired acquisition costs	**5,659**
Tax over book depreciation	**1**
Total deferred tax liabilities	**15,123**
Deferred tax assets:	
Pension obligation	**3,070**
OPEB obligation	**377**
Deferred compensation	**342**
Total deferred tax assets	**3,789**
Net deferred tax liabilities	**$ 11,334**

The Company files tax returns in the U.S. federal jurisdiction and various states jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 1996. The Internal Revenue Service (IRS) completed its exam for years 1996 through 1998 on September 20, 2003 and for years 1999 through 2001 on October 1, 2006. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its exams of these years. The IRS commenced an examination of the Company's U.S. tax returns for years 2002 through 2004 in the first quarter of 2007 that is anticipated to be completed by the end of 2008.

The company adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in income taxes on January 1, 2007. As a result of the implementation of Interpretation 48, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Reconciliation of Amount of Unrecognized Tax Benefits as of January 1, 2007
To Amount of Unrecognized Tax Benefits as of December 31, 2007 (in thousands:)

Balance as of January 1, 2007	$ 872
Reductions for tax positions of prior years	$ (436)
Balance as of December 31, 2007	$ 436

6. Income Taxes (continued)

We are currently under audit by the Internal Revenue Service and various other tax authorities. We have reserved for potential adjustments to our provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities, and we believe that the final outcome of these examinations or agreements will not have a material affect on our results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period we determine the liabilities are no longer necessary. If our estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties payable. The company has not recognized any material amounts of penalties during the years ended December 31, 2007.

7. Intangible Asset

In 2004, the Company recorded an intangible asset for its distribution networks in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock.

The intangible asset at December 31 was as follows (in thousands):

	2007
	(In thousands)
Intangible asset	**$ 16,900**
Less: accumulated amortization	**(1,246)**
Balance at December 31	**$ 15,654**

8. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital, as defined, of $8,187,000. The minimum net capital requirement at December 31, 2007 was $2,442,000. The Company's net capital ratio was 4.47 to 1 at December 31, 2007, whereas the maximum allowable ratio was 15 to 1.

9. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2007, net accrued pension costs of $1,225,000 are included accrued pension costs in the statement of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the

9. Employee Benefit Plans (continued)

benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. Accrued costs related to the Non-Qualified Plan of $7,388,000 at December 31, 2007, are included in accrued pension cost in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. Accrued post-retirement benefit costs of $779,000 at December 31, 2007 are included in accrued pension cost in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of The John Hancock Funds Companies, sponsored by the Berkeley Group. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2007.

The Company offers postemployment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $179,000, net of income taxes of 99,000 was recognized in the financial statements as of December 31, 2007.

The Company established a deferred compensation plan whereby eligible employees can elect to defer compensation amounts to supplement other retirement benefits provided by the Company's other retirement plans. The plan is non-qualified and is for highly compensated employees. Compensation amounts deferred are segregated in a Rabbi Trust (the "Trust"). The assets of the Trust are considered restricted assets of the Company. The Trust is funded solely by participants' deferred compensation, not by the Company. The Trust assets, included in other assets in the statement of financial condition, amounted to $54,000 at December 31, 2007.

Through April 28, 2004, certain employees of the Company also participated in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to

9. Employee Benefit Plans (continued)

purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife.

On January 1, 2006 employees of the Company were eligible to participate in the Global Stock Ownership Plan (GSOP). Under GSOP employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits.

10. Contingencies

The Company had been requested by the SEC to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker/dealer practices. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker/dealer practices. The Company cooperated fully with government and regulatory authorities in connection with the inquiry and reached a settlement that was announced on June 25, 2007. Under the settlement agreement with the SEC, the Company and three of their affiliates (collectively, the "John Hancock Affiliates") resolved an investigation of certain practices which involved directed brokerage and revenue sharing. Under the terms of the settlement, the Company and each of the other John Hancock Affiliates defined above was censured and each agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Company agreed to pay funds of $2,088,000 and prejudgment interest of $359,000 to entities, including certain John Hancock Funds, that participated in the Company's directed brokerage program during the period from 2000 to October 2003. The Company discontinued the use of directed brokerage in recognition of the sale of fund shares in October 2003.

The Company is also involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

11. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

		Office Space
Year ending December 31,	2008	$ 101,000
	2009	51,000
	2010	47,000
	2011	49,000
	2012	33,000
	Thereafter	-
		$ 281,000

END